United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058	SEC File Number 001-33503	CUSIP Number 09625U 10 9
(Check one):	√	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:		December 31, 2009
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Blueknight Energy Partners, L.P.
Full Name of Registrant

Former Name if Applicable
Two Warran Place, 6120 South Yale Avenue, Suite 500
Address of Principal Executive Office (Street and Number)
Tulsa, OK 74136
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Blueknight Energy Partners, L.P. (the “Partnership”) was unable to file, without unreasonable effort and expense, its Annual Report on Form 10-K for the year ended December 31, 2009 (the “Form 10-K”) by the March 16, 2010 due date. The Partnership expects that the Form 10-K will be filed within the period specified by Rule 12b-25(b)(ii).

Due to the Partnership’s continued uncertainty relating to its future cash flows as well as the related covenants and other restrictions under the Partnership’s credit facility, it faces substantial doubt as to its ability to continue as a going concern. The Partnership continues to experience increased expenses as a result of events surrounding the bankruptcy of its former parent company, including increased expenses under the Partnership’s credit facility. In addition, the Partnership could be materially and adversely affected by the securities class action litigation and other actions pending against it. These factors raise substantial doubt about the Partnership’s ability to continue as a going concern.

The going concern qualification has been disclosed by the Partnership in its filings with the Securities and Exchange Commission since the bankruptcy of its former parent, including the report of the Partnership’s independent registered public accounting firm accompanying the Partnership’s financial statements as of and for the year ended December 31, 2008. Pursuant to the Partnership’s credit agreement, the Partnership is required to deliver to its lenders, within 90 days after the end of its fiscal year, audited financial statements that are accompanied by a report of the Partnership’s independent registered public accountants that is not subject to any, “going concern” or like qualification or exception as to the scope of such audit. As discussed above, the Partnership faces substantial doubt as to its ability to continue as a going concern, and the report of the Partnership’s independent registered public accounting firm to be included with the Partnership’s financial statements for the fiscal year ended December 31, 2009 is expected to include a modification relating to the Partnership’s ability to continue as a going concern. The lenders have sought compensation from the Partnership and modifications to the Partnership’s credit agreement to waive the above referenced requirement. If the Partnership does not receive such a waiver, the delivery of such financial statements with a going concern qualification would constitute an event of default under the Partnership’s credit agreement. If such an event of default occurred, the Partnership would no longer be permitted to borrow funds from the lenders under the revolving credit facility portion of its credit agreement. Additionally, the lenders may, among other remedies, terminate their commitments under the revolving credit facility, declare all outstanding amounts under the credit agreement immediately due and payable and exercise all rights and remedies available to the lenders under the credit agreement and related loan documents, including sweeping the cash in the Partnership’s bank accounts and foreclosing against the Partnership’s assets. A vote of lenders having more than 50% of the sum of (i) the aggregate revolver commitments and (ii) the outstanding term loan under the credit facility are required to exercise such a remedy. The Partnership is in dialogue with the agent for the lenders regarding the magnitude of fees to be paid and the extent of modifications to its credit agreement to obtain the above referenced waiver, but no assurance can be given as to the outcome of these discussions.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Alex G. Stallings	918	237-4000
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  The Partnership expects service revenues, including fuel surcharge revenues of $5.1 million related to fuel and power consumed to operate the Partnership’s asphalt product storage tanks, to be $156.8 million for the twelve months ended December 31, 2009, compared to $192.2 million for the twelve months ended December 31, 2008, a decrease of $35.4 million, or 18%. This decrease is primarily due to the rejection of a crude oil throughput agreement and an asphalt terminalling agreement in the bankruptcy proceedings of the Partnership’s former parent and the replacement of this business with other third party customers.

  The Partnership expects operating expense (including salary and wage expenses and related taxes and depreciation and amortization expenses) to decrease by $8.0 million, or 8%, to $96.1 million for the twelve months ended December 31, 2009, including $5.1 million of fuel and power expense to operate the Partnership’s asphalt product storage tanks, compared to $104.1 million for the twelve months ended December 31, 2008. This decrease is due in part to decreased fuel expense because of a decrease in the utilization in the Partnership’s gathering and transportation assets and decreasing fuel prices, decreased compensation expense and decreased depreciation in the Partnership’s crude oil gathering and transportation segment. This was offset by increased expenses associated with direct employment of individuals associated with the Partnership’s operations, increased property taxes associated with the additional asphalt assets the Partnership received in the settlement of certain items with its former parent company (the “Settlement”) and increased depreciation expense in the Partnership’s crude oil terminalling and storage segment and its asphalt services segment.

  Operating income for the twelve months ended December 31, 2009, is expected to include a $2.6 million gain recognized in connection with the Settlement. The Partnership accounted for the assets transferred pursuant to the Settlement as an exchange of nonmonetary assets. Accordingly, the Partnership recorded the crude oil assets and the asphalt assets received in the Settlement at the fair value of the transferred settlement assets. The fair value of these assets resulted in the Partnership recording a gain of $2.6 million in the twelve months ended December 31, 2009.

  General and administrative expenses are expected to decrease by $14.9 million, or 35%, to $28.1 million for the twelve months ended December 31, 2009 compared to $43.1 million for the twelve months ended December 31, 2008. As a result of the change of control of the Partnership’s general partner that occurred in July, 2008, the Partnership recognized an incremental $18.0 million in non-cash compensation expense due to the vesting of all outstanding awards under the Long-Term Incentive Plan of the Partnership’s general partner at the time of such change of control. In addition, expenses incurred for services provided by the Partnership’s former parent company decreased by $4.3 million in 2009, as compared to 2008, as a result of the Partnership transitioning away from its former parent company. These decreases were partially offset by increases in 2009 in employee compensation expenses of $4.1 million and insurance premiums of $1.0 million due to directly employing employees whose services were previously provided by the Partnership’s former parent company. Also, as a result of transitioning away from the Partnership’s former parent company, the Partnership incurred information technology expenses of $0.5 million in 2009. Information technology services were previously included in the services provided by the Partnership’s former parent company under an omnibus agreement with such company. Legal expenses related to events related to the bankruptcy filings the Partnership’s former parent company, the Partnership’s securities litigation and governmental investigations, and the Partnership’s efforts to enter into storage contracts with third party customers and pursue strategic opportunities increased by $2.1 million to $7.7 million for the twelve months ended December 31, 2009, compared to $5.6 million for the twelve months ended December 31, 2008. The Partnership also incurred $0.2 million in office rent expense in 2009 that was formerly included in the fees paid under the omnibus agreement with its former parent company.

  Interest expense represents interest on capital lease obligations and long-term borrowings under the Patnership's credit facility, the amortization of debt issuance costs and the impact of interest rate swap agreements. Interest expense increased by $24.5 million to $51.4 million for the twelve months ended December 31, 2009, compared to $26.9 million for the twelve months ended December 31, 2008. The increase was primarily due to an increase in the average interest rate the Partnership incurred on its borrowings for the twelve months ended December 31, 2009, compared to the twelve months ended December 31, 2008, which accounted for approximately $13.5 million of the increase in interest expense, net of capitalized interest. An increase in average long-term borrowings outstanding from 2008 to 2009 resulted in an additional $3.2 million increase in interest expense for the twelve months ended December 31, 2009 compared to the twelve months ended December 31, 2008. Furthermore, other interest expense increased by $6.7 million from income of $0.4 million related to interest rate swaps for 2008 to $6.3 million in expense as a result of incremental amortization of debt issuance costs in 2009, due to the amendment of the Partnership's credit facility. In addition, the twelve months ended December 31, 2008 included decreases in interest expense due to capitalized interest of $0.9 million and other interest income of $0.2 million, while the twelve months ended December 31, 2009 had no capitalized interest or other interest income.

  As a result of the items indicated above, the Partnership expects a net loss of approximately $16.5 million for the year ended December 31, 2009, compared to net income of $17.8 million for the year ended December 31, 2008.

BLUEKNIGHT ENERGY PARTNERS, L.P.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	03-16-2010	By /s/	Alex G. Stallings	Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).